Amy Latkin
Vice President and Senior Counsel
w: 212.224.1840
amy.latkin@mutualofamerica.com

June 27, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Ms. Lauren Hamilton

Re: Comments on Form N-CSR under the Investment Company Act of 1940, filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2025 (the “MoA Funds Annual Report”) of MoA Funds Corporation (File Nos. 811-05084) (the “Registrant” or “MoA Funds”).

Dear Ms. Hamilton:

On behalf of the Registrant, set forth below are responses to the comments you shared with me and my colleagues, Brie Steingarten and Leah Berry, on our call of May 29, 2025, concerning the MoA Funds Annual Report.

Set forth below are your comments, followed by the Registrant’s responses:

Comment 1

All MoA Funds:

Please clarify the source of the “Costs paid as a percentage of a $10,000 investment” figure within the Fund’s tailored shareholder report (“TSR”).

For example, for the MoA Equity Index Fund, the cost listed in the TSR is 0.12%, but in the Financial Highlights, net expenses are 0.13%. For the MoA Clear Passage 2020 Fund, the cost listed in the TSR is 0.48%, while net expenses in the Financial Highlights are 0.13%.

Reference: Form N-1A, Item 27A, Section (c).

Response 1

With respect to MoA Clear Passage 2020 Fund, the cost in the TSR of 0.48% is gross of all Acquired Fund Fees and Expenses (AFFE) and the amount set forth in the Financial Highlights is net of AFFE. Going forward, the Registrant will take a consistent approach and reflect the cost as net of AFFE in both the TSR and Financial Highlights.

Similarly, with respect to the MoA Equity index Fund, we will take a consistent approach when calculating costs for purposes of the TSR and the Financial Highlights.

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com

Comment 2

All MoA Funds:

The Staff compared the benchmarks in the May 1, 2025 prospectus to the benchmarks or indices referenced in the TSR.

The Staff notes, for example, for the MoA Clear Passage Funds, the benchmark indices in the prospectus are the same as the Fund’s broad based indices, the S&P 500 Index, the Bloomberg US Aggregate Bond Index and the FTSE 3-month Treasury Bill Index. However, the management discussion (such as for the MoA Clear Passage 2015 Fund) provides a comparison of the Fund’s performance to the returns of a Morningstar index.

Please explain why the Fund’s performance is compared to that of a Morningstar index when that index is not identified as the Fund’s benchmark. The Staff believes that the comparison in management’s discussion should be with the Fund’s benchmark. For MoA Clear Passage 2015 Fund, the disclosure also states that the Fund outperformed its benchmark over the 10 year period. However, the average annual total return table for the 10-year period shows that the Fund did not outperform the S&P 500 Index but did outperform the Bloomberg Aggregate and FTSE Indices. The disclosure does not specify the benchmark that is being referenced.

Reference: Form N-1A, Item 27A, Section (d)

Response 2	The Fund is compared to the Morningstar index to provide additional comparative information for the reader, including a potential comparison that reflects an investment in a mix of the asset classes reflected in the broad-based indices also shown (the S&P 500 Index, the Bloomberg Aggregate Index and the FTSE Index). Instruction 7 to Item 27(d)(2) states that a Fund may compare its performance to additional indexes so long as the comparison is not misleading.

Comment 3

MoA International Fund:

The country weightings show that a significant percentage of net assets are invested in Japan, but the most recent prospectus does not include disclosure related to strategies and risks of Japan. Please discuss why a concentration in Japan is not identified as a principal risk and principal strategy of the Fund.

Response 3	The percentage of net assets of the MoA International Fund currently invested in Japan is approximately 21%. The Registrant will consider adding principal risk or principal strategy disclosure in its upcoming annual update if that percentage increases significantly. Generally, the Registrant does not view a 21% position as a concentration and it generally does not have a policy regarding concentration in geographic areas.

Comment 4

MoA International Fund:

Given the amount of reclaimed receivables, and foreign tax reclaims, please discuss in correspondence which country or countries these receivables relate to, and how the Fund monitors the collectability of those receivables.

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com

Response 4	In 2022, the MoA International Fund transitioned from investing in third-party ETFs to investing directly in foreign stocks. The MoA International Fund currently invests in foreign stocks of approximately 20 developed countries [in which recovery of the receivables is highly probable]. As of June 23, 2025, the countries for which the receivables relate to, in order of magnitude, were as follows: Switzerland, Germany, Denmark, Austria, UK, Finland, Spain, Portugal, Italy, Japan and France. The Custodian and the MoA Funds, monitors the collectability of these receivables. Recently, the MoA Funds have engaged W-Tax, a foreign tax recovery specialist vendor, to facilitate the reclaim process on behalf of the MoA International Fund.

Comment 5

MoA International Fund:

Related to the foreign tax reclaims, please discuss in correspondence if the Fund is planning to enter into a closing agreement with the Internal Revenue Service (“IRS”) on any European Union (“EU”) reclaims, as applicable, or if the Fund will be applying the netting method.

With regard to foreign tax claims, please disclose if the Fund has incurred compliance fees, and if so, please discuss the accounting and disclosure associated with those fees.

Reference: AICPA expert panel meeting minutes (See Nov 16-17, 2020, and July 19-20, 2021).

Response 5	The Fund has been applying the netting method and is not planning to enter into a closing agreement with the IRS on any EU reclaims. The Fund has not yet incurred compliance fees but anticipates incurring some compliance fees this year. Any such compliance fees will be disclosed, as applicable.

Comment 6

All MoA Funds:

The Staff notes that the financial statements do not include all required related party disclosures, such as terms of settlements. Please ensure that all related party disclosures are included in future financial statements.

Reference: ASC 850-10-50-1

Response 6	Related party disclosures are included in Note 3 (page 136) to the financial statements. Additional disclosures, such as terms of settlements, will be included in future financial statements. Disclosure on settlement will state that generally settlements are received within thirty (30) days of receipt of invoice.

Comment 7

All MoA Funds:

The Staff notes that within the significant accounting policies notes to the financial statements, that the foreign investment risk section is marked as unaudited. Supplementally explain why this is marked as unaudited.

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com

Also confirm that the auditor is aware that such information is marked as unaudited as there is no mention of such exclusion in the audit report.
Response 7

As noted in Response 3, in January of 2022 the MoA International Fund began investing directly in foreign securities, and in connection with this transition, we included this disclosure in the notes to the financial statements. Risk disclosures, however, are not required for semi-annual and annual reports and are more commonly included in the prospectus as is seen for this Fund. As such, this disclosure was marked as unaudited in the annual report.

The MoA Funds will evaluate the benefit and necessity of this disclosure as part of its upcoming semi-annual and annual reports and if included within the annual report, any such disclosure will not be marked as unaudited. The Funds’ auditor, KPMG, was aware that this was marked as “unaudited” and felt comfortable that given this was not a required disclosure, as well as the nature of the statement relative to the financial statements as whole, they did not need to make specific mention of this risk within their audit reports.

Comment 8

All MoA Funds:

Note 3 of the notes to the financial statements states that the Investment Company and the Adviser have entered into an additional agreement under which the Adviser agrees to reimburse non-investment management operating expenses of the MoA Catholic Values Index Fund, MoA Small Cap Equity Index Fund and MoA Clear Passage 2070 Fund to the extent such operating expenses exceed 7 basis points of the respective Fund’s net assets.

The Staff notes the Amended and Restated Expense Limitation Agreement dated May 1, 2025 and attached as an exhibit to the Registrant’s registration statement states, “To the extent that the Adviser waives its investment advisory fee and/or reimburses ordinary operating expenses of a Fund to satisfy the limitations set forth in this agreement, the Adviser may seek reimbursement from that Fund of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to these expense limitations.”

Please confirm that the recapture of fees and expenses waived or reimbursed pursuant to the Agreement is in accordance with Commission staff guidance. The Staff position is that recoupment of waived fees and reimbursed expenses is permitted if the recapture occurs within 3 years from the date of waiver or reimbursement and does not cause the expense ratio after the recoupment is taken into account to exceed both the expense cap in place at the time such amounts were waived and the fund’s current expense cap.

As applicable, please amend the terms of the agreement and financial statement disclosure, as appropriate, and include a table in the financial statements in the registration statement that explicitly describes the amount of the expenses subject to recoupment, and also the expense ratio at which the Adviser can recoup the waived or reimbursed expenses and the expiration date of the recoupable amount.

Guidance: AICPA audit risk alert

Investment Company industry developments from 2013 and 2014.

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com

Response 8

The Registrant confirms that the recapture of fees and expenses waived or reimbursed pursuant to the Amended and Restated Expense Limitation Agreement is in accordance with Commission Staff guidance.

The terms of the Agreement will be amended as follows:

“To the extent the Adviser waives the fee and reimburses ordinary expenses of a Fund to satisfy the limitations set forth in this agreement, the Adviser may seek reimbursement from that Fund of a portion or all of such amounts at any time within three fiscal years ~~after the fiscal year~~ from the date in which such amounts were waived or reimbursed, subject to these expense limitations, as long as the recoupment does not cause the expense ratio after the recoupment is taken into account to exceed both the expense cap in place at the time such amounts were waived and the fund’s current expense cap.”

Comment 9

All MoA Funds: Note 3 of the notes to financial statements (page 137) states, “The Investment Company and the Adviser have entered into an additional agreement under which the Adviser agrees to reimburse the non-investment management operating expenses of the Small Cap Equity Index Fund and the Catholic Values Index Fund to the extent that such operating expenses exceed 0.07% of the respective Fund’s net assets.”

Supplementally provide an explanation why the key fund statistics section of the TSR states that the advisory fees paid are $0 for these funds.

Reference: Form N-1A Item 27A, Subsection (e), Instruction 2

Response 9	The TSR reports $0 in advisory fees paid by the MoA Small Cap Equity Index Fund and the MoA Catholic Values Index Fund, as the Adviser waived these fees pursuant to the reimbursement agreement.
Comment 10

Clear Passage Funds:

The Schedule of Investments for the Clear Passage Funds lists affiliated mutual funds under common stocks. Going forward, please categorize the list by type of investment such that common stocks and other investment companies are separate headings and the affiliated mutual fund investments are listed under “other investment companies”.

Reference: Regulation S-X 12-12, footnote 2

Response 10	Beginning with the semi-annual report and going forward, the Registrant will categorize the schedule of investments by type of investments, listing common stock separately from “other investment companies.”
Comment 11

All MoA Funds:

Please discuss by correspondence why investments in and advances to controlled companies and other affiliates have not been stated separately on the Statement of Assets and Liabilities. This comment relates to the MoA Clear Passage Funds and MoA Allocation Funds.

In future reports, please ensure that these balances are reported separately.

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com

Reference: Regulation S-X 6-04.
Response 11

For “Investments at fair value” within the Statement of Assets and Liabilities, footnote (c) states: “The Target Date and Asset Allocation Funds (with the exception of the MoA Balanced Fund) are invested in affiliated investment companies of MoA Funds Corporation.”

Within the Statement of Assets and Liabilities, relating to the MoA Clear Passage Funds and MoA Allocation Funds, future reports commencing with the semi-annual report will separately state investments in and advances to (a) controlled companies and (b) other affiliates.

Comment 12

All MoA Funds:

Related to Comment 11 on the Statements of Operations, please ensure that income from affiliated investments is separately broken out going forward.

Income from controlled companies and other affiliates should be separately shown.

Reference: Regulation S-X 6-07, Section 1

Response 12	Within the Statement of Operations, relating to the MoA Clear Passage Funds and MoA Allocation Funds, future reports commencing with the semi-annual report will separately state investment income (dividends and interest) from affiliated investments in and advances to (a) controlled companies and (b) other affiliates.
Comment 13

MoA Small Cap Equity Index Fund:

The Staff notes that the balances “payable to the Adviser” and “due from the Adviser” in the Statement of Assets and Liabilities appear large.

Please describe in correspondence the frequency with which these are settled.

Please also include in the discussion whether the settlement terms are the same terms as payments to the Adviser.

Response 13

For the MoA Small Cap Equity Index Fund (page 86), the “due from Adviser” amount was $0, and the “payable to Adviser” amount was $34,114, which do not appear large in the Statement of Assets and Liabilities.

The settlements due to and due from the account typically settle within 12-15 days of month end. The settlement terms are the same terms as payments to the Adviser.

Comment 14

All MoA Funds:

With respect to Item 2 of Form N-CSR, please explain in correspondence if there have been any waivers from the Code of Ethics and be sure to include such information in future filings.

Reference: Item 2(d) of Form N-CSR

Response 14	During the period covered by the report, the Registrant did not grant a waiver, or an implicit waiver, from a provision of the Code of Ethics to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com

Comment 15

All MoA Funds:

On Form N-CSR: Item 11: Statement Regarding Basis for Approval of Investment Advisory Contract.

The Staff noted that the response to Item 11 is marked as “Not Applicable”. Please explain in correspondence why this item is not applicable and reference instructions in Form N-CSR Item 11 as part of the response.

Response 15

Form N-CSR, Item 11, states:

“If the board of directors approved any investment advisory contract during the Fund’s most recent fiscal half-year, discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board’s approval.”

The Board of MoA Funds approves the Funds’ investment advisory contract each February. Therefore, the June 2024 MoA Funds semi-annual report contained a discussion of the basis for approval of the investment advisory contract in February 2024, and the upcoming semi-annual report will contain a similar discussion for the contract approval in February 2025.

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

MoA Funds Corporation	320 Park Avenue, New York, NY 10022-6839	moafunds.com